Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of AEI CapForce II Investment Corp. on Amendment No. 2 to Form S-1 (File No. 333-259362) of our report dated September 7, 2021, except for Proposed Public Offering in Note 3 and Subsequent Events in Note 8, as to which the date is July 7, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of AEI CapForce II Investment Corp. as of August 8, 2021 and for the period from July 8, 2021 (inception) through August 8, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
Hartford, CT
July 7, 2022